UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 19, 2024

Commission File Number 1-14642

ING Groep N.V.

Bijlmerdreef 106

1102 CT Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266516) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains the following:

Exhibit No.

1.1	Underwriting Agreement among ING Groep N.V. and Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc., ING Financial Markets LLC, Scotia Capital (USA) Inc., Standard Chartered Bank AG and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein, dated March 11, 2024.

4.1	Seventh Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated as of March 19, 2024, in respect of 5.335% Callable Fixed-to-Floating Rate Senior Notes due 2030 and 5.550% Callable Fixed-to-Floating Rate Senior Notes due 2035.

4.2	The form of Global Note for the $1,500,000,000 5.335% Callable Fixed-to-Floating Rate Senior Notes due 2030 (incorporated by reference to Exhibit A-1 to Exhibit 4.1 above).

4.3	The form of Global Note for the $1,500,000,000 5.550% Callable Fixed-to-Floating Rate Senior Notes due 2035 (incorporated by reference to Exhibit A-2 to Exhibit 4.1 above).

5.1	Opinion of Linklaters LLP as to the validity of the securities (Dutch law).

5.2	Opinion of Sullivan & Cromwell LLP as to the validity of the securities (New York law).

8.1	Opinion of PwC Belastingadviseurs N.V. as to certain matters of Dutch taxation.

8.2	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ K.I.D. Tuinstra
Name: K.I.D. Tuinstra Title: Authorized Signatory

By:	/s/ P.G. van der Linde
Name: P.G. van der Linde Title: Authorized Signatory

Dated:  March 19, 2024